CUSIP No. G6S41R101

SECURITIES AND EXCHANGE
COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RVL Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

August 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	Page 2 of 5

(1)	Name of Reporting Persons Avista Healthcare Partners GP, Ltd.

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 3 of 5

(1)	Name of Reporting Persons Avista Healthcare Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 4 of 5

AMENDMENT NO. 5 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 5 amends the statement on Schedule 13D (the “Schedule 13D”) related to the ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”), of RVL Pharmaceuticals plc, an Irish public limited company (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2020, as amended by Amendment No. 1 thereto filed with the SEC on November 23, 2020, Amendment No. 2 thereto filed with the SEC on October 14, 2021, Amendment No. 3 thereto filed with the SEC on August 9, 2022 and Amendment No. 4 thereto filed with the SEC on January 30, 2023. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraph immediately following the eighth paragraph:

On August 15, 2023, Avista Healthcare Partners L.P. completed a distribution in kind of 23,730,864 Ordinary Shares to its partners. Following the distribution in kind, the Reporting Persons did not hold any Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number and percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in rows eleven and thirteen on the cover pages hereto.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Other than as set forth in Item 4 herein, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) On August 15, 2023, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Ordinary Shares.

CUSIP No. G6S41R101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023	AVISTA HEALTHCARE PARTNERS GP, LTD.

/s/ Ben Silbert
Name: Ben Silbert
Title: Chief Administrative Officer and General Counsel

AVISTA HEALTHCARE PARTNERS, L.P.

/s/ Ben Silbert
Name: Ben Silbert
Title: General Counsel